Form 11-K


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  Annual Report


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                     For the Fiscal Year ended May 31, 1997


                               The Grist Mill Co.
                   Employees Retirement Savings Plan and Trust


                                 Grist Mill Co.
                                  P.O. Box 430
                               21340 Hayes Avenue
                           Lakeville, Minnesota 55044

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                       Financial Statements and Schedules



                        Years ended May 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors.........................................1

Financial Statements and Schedules

Statements of Net Assets Available for Benefits........................2
Statements of Changes in Net Assets Available for Benefits.............4
Notes to Financial Statements..........................................6
Item 27(a) - Schedule of Assets Held for Investment Purposes..........10
Item 27(d) - Schedule of Reportable Transactions......................11

                         Report of Independent Auditors

Board of Directors
Grist Mill Co.

We have audited the accompanying statements of net assets available for benefits of The Grist Mill Co. Employees Retirement Savings Plan and Trust as of May 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits at May 31, 1997 and 1996, and the changes in its net assets available for benefits for each of the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of May 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

September 22, 1997

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                  May 31, 1997



                                                     GRIST MILL     MONEY        FIXED       COMMON       INTER-
                                                         CO.        MARKET      INCOME        STOCK      NATIONAL      LOAN
                                          TOTAL      STOCK FUND      FUND        FUND         FUND         FUND        FUND
                                        --------------------------------------------------------------------------------------
ASSETS
Investments--at market value:
   Cash equivalents                     $   20,417     $        2    $      -   $      -    $        -    $      -    $ 20,415
   Common stock of employer              1,391,257      1,391,257           -          -             -           -           -
   Mutual funds                          3,350,430              -     555,610    522,375     1,787,343     485,102           -
   Grist Mill Company Loan Fund            321,384              -           -          -             -           -     321,384
                                        --------------------------------------------------------------------------------------
                                         5,083,488      1,391,259     555,610    522,375     1,787,343     485,102     341,799

Contributions and other receivables        113,817         14,898      13,936     11,710        43,763      16,398      13,112
Pending interfund transfers                      -         10,085       5,772      4,068        10,394       3,208     (33,527)
                                        --------------------------------------------------------------------------------------
Net assets available for benefits       $5,197,305     $1,416,242    $575,318   $538,153    $1,841,500    $504,708    $321,384
                                        ======================================================================================


SEE ACCOMPANYING NOTES.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                 Statement of Net Assets Available for Benefits

                                  May 31, 1996


                                                GRIST MILL     MONEY       FIXED       COMMON       INTER-
                                                    CO.        MARKET      INCOME       STOCK      NATIONAL      LOAN
                                      TOTAL     STOCK FUND      FUND        FUND        FUND         FUND        FUND
                                     -----------------------------------------------------------------------------------
ASSETS
Investments--at market value:
   Cash equivalents                  $  101,909  $   27,359     $ 14,592   $  8,210   $   21,758    $  9,868    $ 20,122
   Common stock of employer           1,120,067   1,120,067            -          -            -           -           -
   Mutual funds                       2,607,449           -      544,499    473,291    1,328,993     260,666           -
   Grist Mill Company Loan Fund         216,914           -            -          -            -           -     216,914
                                     -----------------------------------------------------------------------------------
                                      4,046,339   1,147,426      559,091    481,501    1,350,751     270,534     237,036

Contributions and other receivables     107,077      24,864       14,700     10,954       33,206      12,057      11,296
Interfund transfers and adjustments           -      14,320        6,392      3,022        6,057       1,627     (31,418)
                                     -----------------------------------------------------------------------------------
Net assets available for benefits    $4,153,416  $1,186,610     $580,183   $495,477   $1,390,014    $284,218    $216,914
                                     ===================================================================================


SEE ACCOMPANYING NOTES.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                             Year ended May 31, 1997


                                                GRIST MILL      MONEY        FIXED         COMMON       INTER-
                                                    CO.         MARKET       INCOME        STOCK       NATIONAL     LOAN
                                    TOTAL       STOCK FUND       FUND         FUND         FUND          FUND       FUND
                                  ------------------------------------------------------------------------------------------
Additions:
   Employee contributions          $  751,603    $  170,626    $ 105,359     $ 89,176     $  281,291    $105,151    $      -
   Employer contributions             175,910        40,742       25,127       21,834         63,652      24,555           -
   Employee rollovers                   2,611           185        1,220           83            675         448           -
   Interest and dividend income       189,478         8,150       25,247       33,173         93,411      29,497           -
                                  ------------------------------------------------------------------------------------------
                                    1,119,602       219,703      156,953      144,266        439,029     159,651           -
Deductions:
   Benefit payments                  (373,171)      (86,743)     (17,314)     (44,701)      (195,290)    (16,950)    (12,173)
                                  ------------------------------------------------------------------------------------------
                                     (373,171)      (86,743)     (17,314)     (44,701)      (195,290)    (16,950)    (12,173)

Net interfund transfers                     -        92,798     (144,504)     (58,691)       (38,729)     32,483     116,643
Net realized and unrealized
   appreciation in market value
   of investments                     297,458         3,874            -        1,802        246,476      45,306           -
                                  ------------------------------------------------------------------------------------------
Net additions (deductions)          1,043,889       229,632       (4,865)      42,676        451,486     220,490     104,470
Net assets available for
   benefits at beginning of year    4,153,416     1,186,610      580,183      495,477      1,390,014     284,218     216,914
                                  ------------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year         $5,197,305    $1,416,242    $ 575,318     $538,153     $1,841,500    $504,708    $321,384
                                  ==========================================================================================


SEE ACCOMPANYING NOTES.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                             Year ended May 31, 1996


                                                GRIST MILL       MONEY        FIXED       COMMON       INTER-
                                                    CO.         MARKET       INCOME        STOCK      NATIONAL      LOAN
                                    TOTAL       STOCK FUND       FUND         FUND         FUND         FUND        FUND
                                ----------------------------------------------------------------------------------------------
Additions:
   Employee contributions          $  623,613    $  166,094    $101,973     $ 80,187     $  199,668    $ 75,691    $      -
   Employer contributions             151,923        42,088      24,778       19,535         47,206      18,316           -
   Employee rollovers                     213             -         106          107              -           -           -
   Interest and dividend income       168,013         9,318      32,304       34,461         79,720      12,210           -
                                   ----------------------------------------------------------------------------------------
                                      943,762       217,500     159,161      134,290        326,594     106,217           -
Deductions:
   Benefit payments                  (422,270)     (233,852)    (76,270)     (30,904)       (51,418)     (3,275)    (26,551)
                                   ----------------------------------------------------------------------------------------
                                     (422,270)     (233,852)    (76,270)     (30,904)       (51,418)     (3,275)    (26,551)

Net interfund transfers                     -       (96,523)      3,694      (45,271)        70,661       7,099      60,340
Net realized and unrealized
   (depreciation) appreciation
   in market value of                (147,658)     (336,591)          -       (9,842)       177,175      21,600           -
   investments
                                   ----------------------------------------------------------------------------------------
Net additions (deductions)            373,834      (449,466)     86,585       48,273        523,012     131,641      33,789
Net assets available for
   benefits at beginning of year    3,779,582     1,636,076     493,598      447,204        867,002     152,577     183,125
                                   ----------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year         $4,153,416    $1,186,610    $580,183     $495,477     $1,390,014    $284,218    $216,914
                                   ========================================================================================


SEE ACCOMPANYING NOTES.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                          Notes to Financial Statements

                                  May 31, 1997


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at current value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year. The market value of the units of participation in mutual funds is based on the fair market value of the underlying investments. Cost of investments sold is determined on an average cost basis. Investments in the Loan Fund are valued at the amount of the participant loan net of principal repayments.

FEDERAL INCOME TAXES

Participants are not taxed currently on the employer's contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries generally are subject to federal income tax.

EXPENSES

Grist Mill Co. pays all costs of maintaining and administering the Plan.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain May 31, 1996 amounts have been reclassified to conform to the May 31, 1997 presentation.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

2. DESCRIPTION OF THE PLAN

Employees who meet certain eligibility requirements (based primarily on age and length of employment) can participate in The Grist Mill Co. Employees Retirement Savings Plan and Trust. Union employees of the Company's subsidiary, Grist Mill Confections, Inc., are ineligible to participate in the Plan. Under the terms of the Plan, the employer matches 30% of the first 7% of employee contributions and may, at its discretion, contribute an additional amount. Employees can invest up to 15% of their salaries or wages in the Plan on a before-tax basis.

Employer matching and employee deferral contributions fully vest at the time of contribution. Employer discretionary contributions are fully vested after five years of service.

Employees select how their contributions will be invested from among five investment options. The options are stock of the employer, a fixed income mutual fund, a common stock mutual fund, an international stock fund and a money market fund. In addition, participants who meet certain criteria may obtain loans from the Plan based on their cumulative contributions. The maximum amount of the loan is the lesser of $50,000 or one-half of the vested account balance. The loan must be repaid within a five-year period unless the loan is used to purchase a principal residence.

Allocation of income is in accordance with the provisions in the Plan document. A copy of the Summary Plan Description may be obtained from Grist Mill Co.

Benefits are paid upon retirement, death, disability and termination of employment. Advances in the event of a proven financial hardship are also provided for by the Plan.

The employer has the right to terminate the Plan or completely discontinue its contributions to the Plan at any time.

This note is intended to highlight the principal provisions of the Plan. A more complete explanation of the technical requirements and definitions is contained in the Summary Plan Description.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) $297,458 and $(147,658) for the years ended May 31, 1997 and 1996, respectively. During 1997 and 1996, the Plan's investments appreciated (depreciated) in fair value as follows:
                                                              NET
                                                          APPRECIATION
                                                         (DEPRECIATION)
                                                        IN MARKET VALUE
                                                         DURING PERIOD
                                                        ---------------
   Year ended May 31, 1997:
     Grist Mill Co. Common stock                            $   3,874
     Mutual funds                                             293,584
                                                            ---------
                                                            $ 297,458
                                                            =========
   Year ended May 31, 1996:
     Grist Mill Co. Common stock                            $(336,591)
     Mutual funds                                             188,933
                                                            ---------
                                                            $(147,658)
                                                            =========

The fair value of individual investments that represent 5% or more of net assets is as follows:

                                                              MAY 31
                                                         1997         1996
                                                      ------------------------

   Investment Company of America                      $1,787,343    $1,328,993
   Grist Mill Co. Common Stock                         1,391,257     1,120,067
   Cash Management Trust of America                      555,610       544,499
   Intermediate Bond Fund of America                     522,375       473,291
   EuroPacific Growth Fund                               485,102       260,666
   Grist Mill Company-401(k) Master Promissory Note      321,384       216,914

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are absorbed by Grist Mill Co. Other than as described above or pursuant to a certain trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

5. TAX STATUS

The Plan has received a determination letter, dated September 13, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. SUBSEQUENT EVENT

The Plan year end of The Grist Mill Co. Employees Retirement Savings Plan and Trust has changed to December 31. This will result in a short plan year of June 1, 1997 through December 31, 1997. The Plan will also switch to the daily method of valuation effective January 1, 1998.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                  May 31, 1997


          IDENTITY OF ISSUE, BORROWER,          DESCRIPTION OF                    CURRENT
             LESSOR OR SIMILAR PARTY              INVESTMENT        COST           VALUE
-------------------------------------------------------------------------------------------
Grist Mill Co. Common Stock*                     210,001 units    $1,344,144     $1,391,257

American Funds*:
   Cash Management Trust of America              555,610 units       555,610        555,610

   Intermediate Bond Fund of America             39,188 units        543,186        522,375

   Investment Company of America                 65,375 units      1,306,886      1,787,343

   EuroPacific Growth Fund                       17,608 units        426,171        485,102

   First American Institutional Money Fund
                                                 20,417 units         20,417         20,417

Grist Mill Company*-401(k) Master Promissory    Interest rates
   Note (1)                                      ranging from
                                                     7-10%                 -        321,384

                                                                  -------------------------
                                                                  $4,196,414     $5,083,488
                                                                  =========================


* Indicates party-in-interest to the Plan.

         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

                Item 27(d) - Schedule of Reportable Transactions

                             Year ended May 31, 1997

                                                                                                     CURRENT VALUE
                                                                                                      OF ASSET ON
                                                                 PURCHASE      SELLING      COST OF   TRANSACTION       NET GAIN
 IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET        PRICE         PRICE        ASSET       DATE           OR (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

American Funds:

   First American Institutional   Purchased 2,035,436 units in
     Money Fund                    252 transactions              $2,035,436               $2,035,436   $2,035,436
                                  Sold 2,117,887 units in
                                   156 transactions                           $2,117,887   2,117,887    2,117,887       $     -

   Intermediate Bond Fund         Purchased 13,881 units in
     of America                    27 transactions                  185,596                  185,596      185,596
                                  Sold 10,359 units in
                                   10 transactions                               138,314     135,594      138,314         2,720

   Cash Management Trust          Purchased 171,788 units in
     of America                    27 transactions                  171,788                  171,788      171,788
                                  Sold 160,677 units in
                                   10 transactions                               160,677     160,677      160,677             -


         The Grist Mill Co. Employees Retirement Savings Plan and Trust

                                 EIN: 41-0974681
                                    Plan #001

          Item 27(d) - Schedule of Reportable Transactions (continued)


                                                                                                     CURRENT VALUE
                                                                                                      OF ASSET ON
                                                                 PURCHASE      SELLING      COST OF   TRANSACTION       NET GAIN
 IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET        PRICE         PRICE        ASSET       DATE           OR (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS (CONTINUED)

American Funds (continued):

   EuroPacific Growth Fund        Purchased 10,741 units in
                                   26 transactions               $ 271,113                $ 271,113    $ 271,113
                                  Sold 3,751 units in
                                    4 transactions                           $  91,983       85,102       91,983        $  6,881

   Investment Company of America  Purchased 16,882 units in
                                   23 transactions                 413,444                  413,444      413,444
                                  Sold 8,594 units in
                                   12 transactions                             201,570      157,198      201,570          44,372

Grist Mill Co. Common Stock       Purchased 75,319 units in
                                   22 transactions                 469,487                  469,487      469,487
                                  Sold 36,351 units in
                                   13 transactions                             202,172      234,815      202,172         (32,643)


There were no category (i), (ii) or (iv) transactions for the year ended May 31, 1997.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 13, 1997                GRIST MILL CO.
                                        By: /s/ Daniel J. Kinsella
                                            Daniel J. Kinsella
                                            Vice President and Chief Financial
                                            Officer